                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 10)*


                               ARBOR DRUGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  038760 10 4
                             ---------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 pages

CUSIP NO. 038760 10 4               13G             PAGE   2   OF   5
          -----------                                    -----    -----

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   EUGENE APPLEBAUM
   SS# ###-##-####
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) /X/
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                   0
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         14,726,804
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH           600,000
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                   14,126,804
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   14,726,804

-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
   See Item 4.

-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             24.2%

-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
             IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages

ITEM 1.  NAME OF ISSUER AND ADDRESS

         (a) Name of Issuer:

                  Arbor Drugs, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                  3331 West Big Beaver Road
                  Troy, Michigan 48007-2510

ITEM 2.  IDENTITY OF PERSON FILING

         (a) Name of Person Filing:

                  Eugene Applebaum

         (b) Address of Principal Business Office, or if none, Residence:

                  3331 West Big Beaver Road
                  Troy, Michigan 48007-2510

         (c) Citizenship:

                  United States of America

         (d) Title of Class of Securities:

                  Common Stock, $0.01 Par Value

         (e) CUSIP Number:

                  038760 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

             (a)   [ ]  Broker or Dealer registered under Section 15 of the Act

             (b)   [ ]  Bank as defined in section 3(a)(6) of the Act

             (c)   [ ]  Insurance Company as defined in section 3(a)(19) of
                        the Act

             (d)   [ ]  Investment Company registered under section 8 of the
                        Investment Company Act

             (e)   [ ]  Investment Adviser registered under section 203 of
                        the Investment Advisers Act of 1940

             (f)   [ ]  Employee Benefit Plan, Pension Fund which is subject
                        to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

             (g)   [ ]  Parent Holding Company, in accordance with Section
                        240.13d-1(b)(ii)(G) (Note:  See Item 7)

             (h)   [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)





                               Page 3  of 5 Pages

ITEM 4. OWNERSHIP

         (A) Amount Beneficially Owned:

                   14,726,804

         (B) Percent of Class:

                   24.2%

         (C) Number of shares as to which such person has:

               (I)  sole power to vote or to direct the vote

                       0

              (II)  shared power to vote or to direct the vote

                       14,726,804

             (III)  sole power to dispose or to direct the disposition of

                       600,000

              (IV)  shared power to dispose or to direct the disposition of

                       14,126,804

        The shares described above as to which Mr. Applebaum has shared voting power or shared dispositive power are subject to an Option and Voting Agreement dated as of February 8, 1998, in favor of CVS Corporation. Such agreement, a copy of which is attached as Exhibit A, was entered into pursuant to the terms of the Agreement and Plan of Merger dated as of February 8, 1998, among CVS Corporation, a newly-formed wholly-owned subsidiary of CVS Corporation, and Arbor Drugs, Inc.

        The shares reported in this item 4 exclude 265,780 shares owned by Mr. Applebaum's wife and 987,186 shares owned by Mr. Applebaum's wife as trustee for the adult children of Mr. and Mrs. Applebaum, in which shares Mr. Applebaum disclaims any beneficial interest. Such shares are also subject to the above described Option and Voting agreement.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A





                               Page 4  of 5 Pages

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10. CERTIFICATION

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 12, 1998
                                        -----------------
                                              DATE

                                        /s/ Eugene Applebaum
                                        --------------------
                                            SIGNATURE

                                        EUGENE APPLEBAUM
                                        --------------------





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)





                               Page 5  of 5 Pages

                                                           EXHIBIT A

                        OPTION AND VOTING AGREEMENT

         AGREEMENT dated as of February 8, 1998 among CVS Corporation, a Delaware corporation ("BUYER"), and the holders (the "STOCKHOLDERS") of the shares of common stock, $0.01 par value (the "SHARES") of Arbor Drugs, Inc., a Michigan corporation ("COMPANY"), listed on the signature pages hereof.

         WHEREAS, in order to induce Buyer to enter into the Agreement and Plan of Merger (the "MERGER AGREEMENT") with Company dated as of the date hereof, Buyer has requested the Stockholders, and the Stockholders have agreed, to enter into this Agreement.

         NOW, THEREFORE, the parties hereto agree as follows:



                                    ARTICLE 1
                           DEFINED TERMS; STOCK OPTION

         SECTION 1.1. Defined Terms. Capitalized terms used but not defined in this Agreement are used as defined in the Merger Agreement.

          SECTION 1.2. Grant of Stock Option. Each Stockholder hereby grants to Buyer an irrevocable option (the "OPTION") to purchase all Shares presently owned by such Stockholder as set forth on the signature page hereto and any additional Shares acquired by the Stockholder (whether by purchase or otherwise) after the date of this Agreement (the "STOCKHOLDER SHARES") at a purchase price of $23 per Stockholder Share (the "PURCHASE PRICE"); provided that the Stockholders may retain an aggregate of 600,000 Shares for purposes of donation to charity, which shall not be Stockholder Shares subject to the Option.

         SECTION 1.3. Exercise of Option. (a) Subject to the conditions set forth in Section 1.05 hereof, the Option may be exercised by Buyer, in whole but not in part, at any time after the occurrence of a Trigger Event (as defined below) and prior to the first anniversary after the termination of the Merger Agreement in accordance with the terms thereof. In the event Buyer wishes to exercise the Option for all of the Stockholder Shares, Buyer shall send a written notice (the "EXERCISE NOTICE") to the Stockholders specifying the place, the date (not less than one nor more than 20 business days from the date of the Exercise Notice), and the time for the closing of such purchase, provided that such date and time may be earlier than one day after the Exercise Notice if reasonably practicable. The closing of the purchase of Stockholder Shares (the "CLOSING") shall take place at the place, on the date and at the time designated by Buyer in its Exercise

Notice, provided that if, at the date of the Closing herein provided for, the conditions set forth in Section 1.05 shall not have been satisfied (or waived by the Stockholders), Buyer may postpone the Closing until a date within five business days after such conditions are satisfied.

          (b) Buyer shall not be under any obligation to deliver any Exercise Notice and may allow the Option to terminate without purchasing any Stockholder Shares hereunder; provided, however, that once Buyer has delivered to the Stockholders an Exercise Notice, subject to the terms and conditions of this Agreement, Buyer shall be bound to effect the purchase as described in such Exercise Notice.

         SECTION 1.4. Closing. Each Stockholder shall deliver to Buyer a certificate or certificates (the "CERTIFICATES") representing (or cause to be made book entry delivery to an account designated by Buyer) such Stockholder Shares, in the case of certificates, duly endorsed or accompanied by stock powers duly executed in blank and at Buyer's election, Buyer shall deliver to such Stockholder either (x) a certified or bank cashier's check or checks payable to or upon the order of such Stockholder in an amount equal to (i) the number of Stockholder Shares being purchased at such Closing multiplied by (ii) the Purchase Price (the "PURCHASE AMOUNT") or (y) the number of shares of the Parent Common Stock equal to the Purchase Amount divided by the closing price on the NYSE of Parent Common Stock on the trading day prior to delivery of the Exercise Notice. If Buyer elects to deliver the Parent Common Stock pursuant to the immediately preceding sentence, Buyer shall concurrently enter into a Registration Rights Agreement with the Stockholders in respect of shares of Parent Common Stock delivered to the Stockholders hereunder. Such agreement shall be substantially in the form of Exhibit B to the Merger Agreement.

         SECTION 1.5. Conditions to the Stockholder's Obligations. The obligation of any Stockholder to sell Stockholder Shares at the Closing is subject to the following conditions:

               (a) The representations and warranties of Buyer contained in
         Article 4 shall be true and correct in all material respects on the date thereof and Buyer shall not be in material breach of its obligations under the Merger Agreement.

               (b) All waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR ACT") applicable to such exercise of the Option shall have expired or been terminated.

               (c) There shall be no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining such exercise of the Option.

               (d) (i) the Merger Agreement has been terminated by Company pursuant to Section 7.01(e) of the Merger Agreement; (ii) the Merger Agreement has been terminated by Buyer pursuant to Section 7.01(d) of the Merger Agreement or (iii) a termination fee is payable under
         Section 8.04(b)(z)(1) of the Merger Agreement (each of (i), (ii) and
         (iii) being a "TRIGGER EVENT").

         SECTION 1.6. Adjustment Upon Change in Capitalization or Merger. (a)
In the event of any change in Company's capital stock by reason of stock dividends, stock splits, mergers, consolidations, recapitalizations, combinations, conversions, exchanges of shares, extraordinary or liquidating dividends, or other changes in the corporate or capital structure of Company which would have the effect of diluting or changing Buyer's rights hereunder, the number and kind of shares or securities subject to the Option and the purchase price per Stockholder Share (but not the total purchase price) shall be appropriately and equitably adjusted so that Buyer shall receive upon exercise of the Option the number and class of shares or other securities or property that Buyer would have received in respect of the Stockholders Shares purchasable upon exercise of the Option if the Option had been exercised immediately prior to such event. The Shareholders shall take such steps in connection with such consolidation, merger, liquidation or other such action as may be necessary to assure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable upon exercise of the Option.

          (b) In the event the consideration per Share to be paid by Buyer pursuant to the Merger is increased, the Purchase Price shall be similarly increased and in the event the Closing hereunder shall have occurred, Buyer shall promptly pay to the Stockholder the product of the amount of such increase in the Purchase Price multiplied by the number of Stockholder Shares as to which the Stockholder Option has been exercised.


                                    ARTICLE 2
                                     VOTING

         SECTION 2.1. Voting of Company Common Stock. Each Stockholder hereby agrees that at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, such Stockholder will appear at the meeting or otherwise cause the Stockholder Shares to be counted as present thereat for purposes of establishing a quorum and such Stockholder shall vote or consent (or cause to be voted or consented) the Stockholder Shares in favor of the Merger, the execution and delivery by Company of the Merger Agreement and the approval and adoption of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof.



                                    ARTICLE 3
               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

         Each of the Stockholders represents and warrants to Buyer as to itself that:

         SECTION 3.1. Ownership of Shares. Such Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Articles 1 and 2 hereof, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder Shares held by such Stockholder with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         SECTION 3.2. Authorization. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement enforceable against such Stockholder in accordance with its terms except to the extent such enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors rights and the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

         SECTION 3.3. No Conflicts. Except for filings, authorizations, consents and approvals as may be required under the HSR Act, the 1934 Act and the 1933 Act, no filing with, and no permit, authorization, consent or approval of, any state or federal governmental body or authority is necessary for the execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby and none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall conflict with or result in any breach of the organizational documents of the Stockholder, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of its properties or assets may be bound, or violate any order, writ, injunction, decree, judgment, statute, law, rule or regulation applicable to the Stockholder or any of its properties or assets.

         SECTION 3.4. No Encumbrances. Except as expressly provided in this Agreement, the Stockholder Shares and the Certificates are now, and at all times during the term hereof, will be, held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder and other than liens arising from securities margin accounts.

         SECTION 3.5. No Finder's Fees. Other than as contemplated by the
Merger Agreement with respect to fees payable by Company, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

         SECTION 3.6. Reliance by Buyer. The Stockholder understands and acknowledges that Buyer is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.


                                    ARTICLE 4
                     REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to each of the Stockholders:

         SECTION 4.1. Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by Buyer of this Agreement and the performance by Buyer of its obligations hereunder have been duly and validly authorized by the Board of Directors of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

         SECTION 4.2. Corporate Authorization. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms except to the extent (i) such enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

         SECTION 4.3. No Conflicts. Except for filings, authorizations, consents and approvals as may be required under the HSR Act, the 1934 Act and the 1933 Act, (i) no filing with, and no permit, authorization, consent or approval of, any state or federal governmental body or authority is necessary for the execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by Buyer, the consummation by Buyer of the transactions contemplated hereby or compliance by Buyer with any of the provisions hereof shall (A) conflict with or result in any breach of the certificate of incorporation or by-laws of Buyer, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Buyer is a party or its properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, statute, law, rule or regulation applicable to Buyer or any of its properties or assets.

         SECTION 4.4. No Finder's Fees. Except for Credit Suisse First Boston Corporation, whose fees will be paid by Buyer, no broker, investment banker, financial adviser or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer.

                                    ARTICLE 5
                          COVENANTS OF THE STOCKHOLDERS

         Each of the Stockholders hereby covenants and agrees that:

         SECTION 5.1. Restriction on Transfer; Proxies; Non-Interference. The Stockholder shall not, directly or indirectly: offer for sale, sell, transfer, tender, pledge, encumber (other than by operation of law), assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Stockholder Shares or any interest therein; except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit the Stockholder Shares into a voting trust or enter into a voting agreement with respect to the Stockholder Shares; or take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or would result in a breach by the Stockholder of its obligations under this Agreement or a breach by Company of its obligations under the Merger Agreement or the effect of which would be inconsistent or violative of any provision or agreement contained in this Agreement.

         SECTION 5.2. No Solicitation. The Stockholder shall not, and shall cause its Affiliates and officers, directors, employees, investment bankers, consultants and other agents of the Stockholder and such Affiliates (such Affiliates, officers, directors, employees, investment bankers, consultants and other agents of any Person are hereinafter collectively referred to as the "REPRESENTATIVES" of such Person) not to, directly or indirectly, take any action to initiate, solicit, encourage or facilitate the making of any Acquisition Proposal or any inquiry with respect thereto, or engage in discussions or negotiations with any Person (other than Buyer or any of its Affiliates or Representatives) relating to any Acquisition Proposal or disclose any non-public information relating to Company or any Subsidiary of Company, or afford access to the properties, books or records of Company or any Subsidiary of Company, to any Person that is considering making or has made any Acquisition Proposal. The Stockholder shall notify Buyer orally and in writing of any offers, proposals or inquiries received by the Stockholder relating to the purchase or acquisition by any Person of the Shares and of any Acquisition Proposal actually known to the Stockholder (including in each case the material terms and conditions thereof and the identity of the Person making it), within 24 hours of the receipt thereof. The Stockholder shall, and shall cause its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any parties conducted heretofore with respect to any Acquisition Proposal, other than discussions or negotiations with Buyer and its Affiliates. Notwithstanding the restrictions set forth in this Section 5.02, each of Company and any Person who is an officer or director of Company, including any individual Stockholder serving in capacity of director or officer, may take any action in such capacity consistent with the terms of the Merger Agreement.

         SECTION 5.3. Stop Transfer; Legend. (a) Each Stockholder agrees with, and covenants to, Buyer that the Stockholder shall not request that Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Stockholder Shares unless such transfer is made in compliance with this Agreement.

          (b) Each Stockholder will, prior to the Effective Time, duly execute and deliver to Buyer the Affiliate's letter contemplated in Section 5.11 of the Merger Agreement substantially in the form of Exhibit C-3 to the Merger Agreement.

          (c) Each Stockholder shall promptly after the date hereof surrender to Company all certificates representing the Stockholder Shares, and Company shall place the following legend on such certificates:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPTION AND VOTING AGREEMENT DATED AS OF FEBRUARY 8, 1998 BY AND BETWEEN CVS CORPORATION AND [STOCKHOLDERS] WHICH AMONG OTHER THINGS RESTRICTS THE TRANSFER AND VOTING THEREOF."

                                    ARTICLE 6
                                  MISCELLANEOUS

         SECTION 6.1. Termination of Agreement. The provisions of Section 1.02 shall terminate at the Effective Time of the Merger Agreement or upon the termination of the Merger Agreement; provided that Section 1.02 shall not terminate upon termination of the Merger Agreement (i) pursuant to Section 7.01(d) or 7.01(e) of the Merger Agreement, or (ii) pursuant to Section 7.01(b) of the Merger Agreement where the Board of Directors of Company has failed to recommend the Merger or modified such recommendation in a manner adverse to Buyer.

         SECTION 6.2. Indemnity. (a) Buyer agrees that it will indemnify each Stockholder from and against any costs, liabilities or expenses (including reasonable attorneys' fees and expenses) arising out of any claim or action brought by or on behalf of any shareholder of Company (other than any Stockholder), alleging damage by reason of the grant by such Stockholder of the Option contemplated hereby, or the exercise of the Option, provided that (i) such indemnity shall apply if and only to the extent that the Company's directors and officers liability insurance policies are insufficient to cover any such cost, liability or expense or said insurer fails to pay under such policy upon request (it being understood that in the case of any payment by Buyer or Company hereunder, any such payment shall not waive or otherwise affect any rights of Buyer or Company) and (ii) Buyer shall not be obligated to indemnify any Stockholder hereunder for any cost, liability or expense arising from the wilful misconduct of such Stockholder.

         (b) Each Stockholder indemnified under paragraph (a) above shall, promptly after receipt of notice of a claim or action against such Stockholder in respect of which indemnity may be sought hereunder, notify Buyer in writing of such claim or action; provided that the failure to notify Buyer shall not relieve it from any liability that it may have to such Stockholder on account of the indemnity contained in paragraph (a) above except to the extent that Buyer was actually prejudiced by such failure. Buyer shall be entitled to assume the defense of such claim or action with counsel of its choice at Buyer's expense. Buyer shall not be liable to indemnify any Stockholder if such Stockholder settles such claim or action without the consent of Buyer. Buyer may not agree to any settlement of any such claim or action unless such settlement includes an unconditional release of Stockholder from all claims thereunder. In any action hereunder as to which Buyer has assumed the defense thereof, the Stockholder shall continue to be entitled to participate in the defense thereof, with counsel of its own choice reasonably acceptable to Buyer and at the expense of Buyer.

        SECTION 6.3. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

        SECTION 6.4. Further Assurances. In the event Buyer exercises the Option, Buyer and the Stockholders will each execute and deliver or cause to be executed and delivered all further documents and instruments and use its best efforts to secure such consents and take all such further action as may be reasonably necessary in order to consummate the transactions contemplated hereby or to enable Buyer to exercise and enjoy all benefits and rights of the Stockholders with respect to the Stockholder Shares acquired pursuant to exercise of the Option.

         SECTION 6.5. Additional Agreements. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations and which may be required under any agreements, contracts, commitments, instruments, understandings, arrangements or restrictions of any kind to which such party is a party or by which such party is governed or bound, to consummate and make effective the transactions contemplated by this Agreement, to obtain all necessary waivers, consents and approvals and effect all necessary registrations and filings, including, but not limited to, filings under the HSR Act, responses to requests for additional information related to such filings, and submission of information requested by governmental authorities, and to rectify any event or circumstances which could impede consummation of the transactions contemplated hereby.

         SECTION 6.6. Specific Performance. The parties hereto agree that Buyer would be irreparably damaged if for any reason the Stockholders failed to sell the Stockholder Shares upon exercise of the Option or to perform any of its other obligations under this Agreement, and that Buyer would not have an adequate remedy at law for money damages in such event. Accordingly, Buyer shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by the Stockholders. This provision is without prejudice to any other rights that Buyer may have against the Stockholders for any failure to perform its obligations under this Agreement.

         SECTION 6.7. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram or telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to such party at its address set forth on the signature page hereto.

         SECTION 6.8. Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive delivery of and payment for the Stockholder Shares.

         SECTION 6.9. Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

         SECTION 6.10. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

         SECTION 6.11. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Michigan without giving effect to the principles of conflicts of laws thereof.

         SECTION 6.12. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

         SECTION 6.13. Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         SECTION 6.14. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                                            CVS CORPORATION


                                            By:  /s/ Thomas M. Ryan
                                               ---------------------------------
                                               Name:    Thomas M. Ryan
                                               Title:   Vice Chairman and Chief
                                                        Operating Officer



                                               One CVS Drive
                                               Woonsocket, RI 02895
                                               Fax: (401) 762-3012

                                               Attention:   Thomas M. Ryan, Vice
                                                    Chairman and Chief
                                                    Operating Officer
                                                    CVS Corporation

     CLASS OF          SHARES               EUGENE APPLEBAUM LIVING TRUST
       STOCK            OWNED
     ---------         ------
      common         13,275,555             By:
                                                 /s/ Eugene Applebaum
                                            -----------------------------------
                                            Name: Eugene Applebaum
                                            Title: Trustee

     CLASS OF          SHARES
       STOCK            OWNED
     ---------         ------
      common           265,780                   /s/ Marcia C. Applebaum
                                            -----------------------------------
                                            Marcia C. Applebaum

     CLASS OF          SHARES               TRUST FOR THE BENEFIT OF
       STOCK            OWNED               LISA S. APPLEBAUM
     ---------         ------
      common           493,593              By:
                                                 /s/ Marcia C. Applebaum
                                            -----------------------------------
                                            Name: Marcia Applebaum
                                            Title: Trustee

     CLASS OF          SHARES               TRUST FOR THE BENEFIT OF
       STOCK            OWNED               PAMELA A. APPLEBAUM
     ---------         ------
      common           493,593              By:
                                                 /s/ Marcia C. Applebaum
                                            -----------------------------------
                                            Name: Marcia Applebaum
                                            Title: Trustee





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